News Release
                                ------------
                     DOUBLE DIGIT SALES AND PROFIT INCREASES
                           FOR LA-Z-BOY IN THIRD QUARTER

MONROE, MI., February 3, 1998: La-Z-Boy Incorporated, the nation's largest producer of upholstered and solid wood furniture, continued reaching record levels of quarterly sales and profits.

Financial Details
-----------------
For the third quarter ended 1/24/98, sales reached $280.5 million, up 15%
from last year's third quarter of $244.6 million. Operating profit was $18.6 million vs. $15.8 million. Net income was $11.5 million vs. $9.8 million, and net income per share was $0.64 vs. $0.54.

    For the nine months ended 1/24/98, sales were $786.1 million, up 9% from last year's nine months of $718.4 million. Operating profit was $48.9 million vs. $49.3 million. Net income was $30.0 million vs. $29.7 million, and net income per share was $1.68 vs. $1.63. Nine months results reflect a one time first quarter $3.1 million pretax bad debts expense relating to the Montgomery Ward bankruptcy filing.

Short Term Sales Trends are Good
--------------------------------
Sales order backlogs as of today and recent short term trends in sales orders indicate that February's and March's shipments over comparable prior year months may be between 6% - 11%.

Marketing
---------
On January 11th, the Residential Division launched its second "Instant
Win" Sweepstakes in Parade and USA Weekend magazines. Reaching 57 million readers, the "Remarkable La-Z-Boy Recliner Giveaway" generated markedly increased retail traffic and over 55,000 phone calls from consumers asking for the location of their nearest La-Z-Boy retailer.

More Information
----------------
La-Z-Boy's third quarter 10-Q filing including a full income statement, balance sheet, cash flow statement and additional management discussion is available now at La-Z-Boy's worldwide web site (www.lazboy.com). About 24 to 48 hours after this release, the 10-Q information should be available on the SEC's web site in their EDGAR databases (www.sec.gov). The SEC's site also contains additional La-Z-Boy financial information, including 8-K and other filings, going back about two years.


NYSE & PCX:  LZB                        Contact:  Gene Hardy  (313) 241-4306

02/03/98     La-Z-Boy Incorporated Financial Information Release     1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                       THIRD QUARTER ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Jan. 24,  Jan. 25,  % Over  ----------------
                                 1998      1997    (Under)    1998    1997
                               --------  --------  -------   ------  ------
Sales                          $280,520  $244,581     15%    100.0%  100.0%
Cost of sales                   211,688   180,979     17%     75.5%   74.0%
                               --------  --------  -------   ------  ------
  Gross profit                   68,832    63,602      8%     24.5%   26.0%

S, G & A                         50,189    47,765      5%     17.9%   19.5%
                               --------  --------  -------   ------  ------
  Operating profit               18,643    15,837     18%      6.6%    6.5%

Interest expense                  1,048     1,096     -4%      0.4%    0.4%
Interest income                     568       430     32%      0.2%    0.2%
Other income                        240       639    -62%      0.2%    0.2%
                               --------  --------  -------   ------  ------
  Pretax income                  18,403    15,810     16%      6.6%    6.5%

Income taxes                      6,944     6,009     16%     37.7%*  38.0%*
                               --------  --------  -------   ------   -----
  Net income                    $11,459    $9,801     17%      4.1%    4.0%
                               ========  ========  =======   ======   ======


 Average shares                  17,877    18,086     -1%

 Net income per share             $0.64     $0.54     19%

 Dividends per share              $0.21     $0.19     11%


                                        NINE MONTHS ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Jan. 24,   Jan. 25,  % Over  ----------------
                                 1998       1997    (Under)   1998    1997
                               --------  --------  -------   ------  ------
Sales                          $786,054  $718,362      9%    100.0%  100.0%
Cost of sales                   591,242   532,913     11%     75.2%   74.2%
                               --------  --------  -------   ------  ------
  Gross profit                  194,812   185,449      5%     24.8%   25.8%

S, G & A                        145,946   136,125      7%     18.6%   18.9%
                               --------  --------  -------   ------  ------
  Operating profit               48,866    49,324     -1%      6.2%    6.9%

Interest expense                  3,099     3,300     -6%      0.4%    0.5%
Interest income                   1,562     1,260     24%      0.2%    0.2%
Other income                      1,517     1,945    -22%      0.2%    0.3%
                               --------  --------  -------   ------  ------
  Pretax income                  48,846    49,229     -1%      6.2%    6.9%

Income taxes                     18,839    19,578     -4%     38.6%*  39.8%*
                                --------  --------  -------   ------   -----
  Net income                    $30,007   $29,651      1%      3.8%    4.1%
                               ========  ========  =======   ======   ======


 Average shares                  17,905    18,168     -1%

 Net Income per share             $1.68     $1.63      3%

 Dividends per share              $0.63     $0.57     11%


* As a percent of pretax income, not sales.

02/03/98     La-Z-Boy Incorporated Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                  Unaudited           Increase
                              ------------------     (Decrease)     Audited
                              Jan. 24,  Jan. 25,  ---------------  April 26,
                                1998      1997    Dollars  Percent    1997
                              --------  --------  -------  ------- --------
Current assets
  Cash & equivalents           $38,473   $37,554     $919       2%  $25,382
  Receivables                  196,879   177,933   18,946      11%  215,032
  Inventories
    Raw materials               44,478    41,235    3,243       8%   36,959
    Work-in-process             37,726    39,868   (2,142)     -5%   34,854
    Finished goods              30,511    33,010   (2,499)     -8%   28,177
                               --------  --------  -------  ------- --------
      FIFO inventories         112,715   114,113   (1,398)     -1%   99,990
      Excess of FIFO over LIFO (21,550)  (21,928)     378       2%  (21,219)
                               --------  --------  -------  ------- --------
        Total inventories       91,165    92,185   (1,020)     -1%   78,771

  Deferred income taxes         24,761    19,732    5,029      25%   20,950
  Other current assets           4,086     4,092       (6)      0%    2,640
                               --------  --------  -------  ------- --------
    Total current assets       355,364   331,496   23,868       7%  342,775

Property, plant & equipment    117,627   115,167    2,460       2%  114,658

Goodwill                        40,974    39,117    1,857       5%   38,702

Other long-term assets          29,953    31,464   (1,511)     -5%   32,272
                               --------  --------  -------  ------- --------
      Total assets            $543,918  $517,244  $26,674       5% $528,407
                              ========  ========  =======  ======= ========

                                   Unaudited           Increase
                              -----------------      (Decrease)     Audited
                              Jan. 24,  Jan. 25,  ---------------  April 26,
                                1998      1997    Dollars  Percent   1997
                              --------  --------  -------  -------  -------
Current liabilities
  Current portion - l/t debt    $5,107    $4,625     $482     10%   $4,611
  Current portion - captl leas   1,561     2,067     (506)   -24%    2,017
  Accounts payable              38,714    33,941    4,773     14%   28,589
  Payroll/other comp            33,315    30,961    2,354      8%   37,934
  Estimated income taxes         4,469     2,741    1,728     63%    5,412
  Other current liabilities     23,858    22,625    1,233      5%   19,106
                              --------  --------  -------  ------   ------
    Total current liabilities  107,024    96,960   10,064     10%   97,669

Long-term debt                  49,723    55,007   (5,284)   -10%   52,449

Capital leases                   1,111     2,679   (1,568)   -59%    2,202

Deferred income taxes            5,627     5,808     (181)    -3%    6,329

Other long-term liabilities     10,468    10,876     (408)    -4%   10,420

Commitments & contingencies

Shareholders' equity
  17,856,292 shares, $1.00 par  17,856    17,961     (105)    -1%   17,908
  Capital in excess of par      28,239    27,733      506      2%   27,697
  Retained earnings            325,138   300,861   24,277      8%  314,731
  Currency translation          (1,268)     (641)    (627)   -98%     (998)
                              --------  --------  -------  ------  -------
    Total shareholders' equity 369,965   345,914   24,051      7%  359,338
                              --------  --------  -------  ------  -------
      Total liabilities and
      shareholders' equity    $543,918  $517,244  $26,674      5% $528,407
                              ========  ========  =======  ====== ========

02/03/98    La-Z-Boy Incorporated Financial Information Release   Page 3 of 3


Overall:
-------
    Refer to today's press release for additional information.


Gross Profit:
------------
Gross profit margins declined to 24.5% of sales from 26.0% in last year's third quarter on a 15% increase in sales dollars and an 11% increase in sales units. A combination of both selling price increases and favorable merchandising trends on upholstery products was offset by unfavorable merchandising for some casegood products and increased production costs at most manufacturing facilities. The unfavorable casegood merchandising was primarily a result of discounting obsolete product and introductory pricing on new product to establish it in the marketplace. Both of these unfavorable merchandising items are considered to be one time events. Provided below, in no specific order, is a list of the most significant unfavorable production cost factors:

    Hardwood and plywood parts delivery problems and the related production disruptions experienced in the first and second quarter are mostly resolved. However, the transition costs associated with the consolidation of seven hardwood frame supply centers into three and the continued conversion of hardwood parts to our new unibody frame construction were significant just as they were in recent quarters. Although these unfavorable cost trends are expected to continue into the fourth quarter, it is believed that the long term benefits of eliminating excess hardwood supply center capacity will contribute to manufacturing cost reductions in the early part of fiscal year 1998-1999.

    As was the case in the second quarter, the costs associated with the consolidation of one casegood manufacturing facility into an existing facility had a measurable impact upon the third quarter. In addition, a second, separate casegood manufacturing facility consolidation was begun. It is expected that the transition costs of both the first and second consolidations will be completed in the fourth quarter and that benefits will be realized in the first quarter of fiscal year 1998-1999. The consolidation of casegood manufacturing facilities was initiated to reduce manufacturing costs and is not a result of, nor an indicator of any shrinking demand for casegood product.

    As a result of a sharp increase in production demand, overtime and indirect labor costs were up significantly at most upholstery plants. Due to an expected continuation of strong demand for upholstery products, these costs are expected to remain unfavorable in the fourth quarter.

    Inclement weather in the southern U.S. caused several manufacturing facilities to close for approximately two days. Although some production was lost as a result of the plant closures, a good portion was re-captured using overtime. This event is believed to be a one time occurrence.


S,G & A:
-------
Third quarter S, G & A decreased to 17.9% of sales in the current year vs. 19.5% last year. Bonus expense decreased over last year's third quarter. Advertising expense increased over last year's third quarter; however, not at the rate of the sales increase. Both trends are expected to continue through the fourth quarter.